ASHFORD HOSPITALITY TRUST, INC.

14185 Dallas Parkway, Suite 1200, Dallas, TX 75254

Via EDGAR

January 23, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attn:	Pearlyne Paulemon
Jeffrey Gabor

Re:	Ashford Hospitality Trust, Inc.
Registration Statement on Form S-11
Filed December 13, 2024
File No. 333-283802

Ladies and Gentlemen:

This letter sets forth the response of Ashford Hospitality Trust, Inc., a Maryland corporation (the “Company”), to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in the letter dated December 30, 2024, pertaining to the Registration Statement on Form S-11 (the “Registration Statement”) that was submitted to the SEC on December 13, 2024. The Company has prepared and submitted herewith Amendment No. 1 (“Am. No. 1”) to the Registration Statement in response to the comments from the Staff. We have included the Staff’s comments below, followed by the Company’s responses thereto.

Form S-11 filed December 13, 2024

General

1.	Please revise the headings on your cover page to separately quantify the volume of each the Series L Preferred Stock and Series M Preferred Stock as required by Item 501(b)(2) of Regulation S-K or advise.

Response: The Company has revised the headings on the cover page as requested.

We would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact Laura Sirianni at DLA Piper LLP (US) by email at laura.sirianni@us.dlapiper.com or by phone at (919) 786-2025 with any questions or additional comments.

Very truly yours,

Ashford Hospitality Trust, Inc.

By:	/s/ Stephen Zsigray
Name: Stephen Zsigray
Title: Chief Executive Officer

cc:	Laura K. Sirianni, Esq., DLA Piper LLP (US)